Exhibit 1.1

SENIOR PREFERRED STOCK PURCHASE AGREEMENT

This SENIOR PREFERRED STOCK PURCHASE AGREEMENT, dated as of March [__], 2025 (this “Agreement”), is made by and among the investors listed on Exhibit A attached to this Agreement (each a “Purchaser” and together the “Purchasers”) and Feel the World, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H

WHEREAS, the Company wishes to sell to the Purchasers an aggregate of 500,000 shares (the “Purchased Shares”) of newly authorized Senior Preferred Stock, par value $0.0001 per share, of the Company (the “Senior Preferred Stock”), and the Purchasers wish to purchase from the Company the Purchased Shares, on the terms and subject to the conditions set forth herein (the “Stock Purchase”);

WHEREAS, the Company shall have adopted and filed with the Secretary of State of Delaware on or before the Closing (as defined below) the Third Amended and Restated Certificate of Incorporation of the Company in the form attached hereto as Exhibit B (the “Restated Certificate”); and

WHEREAS, certain capitalized terms used in this Agreement are defined in Schedule A of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Purchasers and the Company hereby agree as follows:

Article I
preferred STOCK PURCHASE

Section 1.01 Senior Preferred Stock Purchase. Upon the terms and subject to the conditions of this Agreement, the Company and each Purchaser hereby agree as follows:

(a) Stock Purchase. At the Closing, the Company shall sell to each Purchaser, and each Purchaser hereby agrees to purchase from the Company, that number of Purchased Shares set forth opposite each Purchaser’s name on Exhibit A, free and clear of any Liens, for a per share purchase price of $10.00, representing an aggregate purchase price of $5,000,000 (the “Purchase Price”).

(b) Cash Payment for Purchased Shares. In consideration for the issuance by the Company of the Purchased Shares to the Purchasers, at the Closing, each Purchaser shall pay, or cause to be paid, to the Company the applicable Purchase Price, set forth opposite such Purchaser’s name on Exhibit A, in cash by wire transfer of immediately available funds to one or more accounts designated in writing by the Company to the Purchasers prior to the Closing Date, in accordance with Exhibit A hereto.

Section 1.02 Closing. The parties hereto shall cause the Stock Purchase to be consummated on the date hereof (the “Closing Date”). The consummation of the Stock Purchase (the “Closing”) shall take place remotely via the exchange of documents and signatures (or such other place as the parties may agree).

Section 1.03 Use of Proceeds. The Company shall use the proceeds from the issuance of the Purchased Shares for short-term liquidity, general business operations, and other general working capital purposes.

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Article II
REPRESENTATIONS AND WARRANTIES OF THE company

The Company hereby represents and warrants to the Purchasers that the statements contained in this Article II are true and correct, except as set forth in the disclosure schedule delivered by the Company to the Purchasers concurrently with the execution of this Agreement (the “Disclosure Schedule”).

Section 2.01 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction, except where the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Section 2.01 of the Disclosure Schedule sets forth each jurisdiction where the Company is qualified or licensed as a foreign corporation and each other jurisdiction in which the Company owns or leases real property or has employees.

Section 2.02 Capitalization.

(a) Company Capitalization. The authorized capital of the Company consists, immediately prior to the Closing, of:

(i) 20,000,000 shares of common stock, of which 19,824,168 shares of have been designated Class A Voting Common Stock, 5,289,980 shares of which are issued and outstanding immediately prior to the Closing and 175,707 shares have been designated Class B Non-Voting Common Stock, $0.0001 par value per share (the “Class B Non-Voting Common Stock”), all of which are issued and outstanding immediately prior to the Closing. All of the outstanding shares of Class A Voting Common Stock and Class B Non-Voting Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

(ii) 4,181,234 shares of Preferred Stock, of which (A) 3,681,234 shares have been designated Series A Preferred Stock, all of which are issued and outstanding, and (B) 500,000 shares have been designated Senior Preferred Stock, none of which are issued and outstanding immediately prior to the Closing. The rights, privileges and preferences of the Preferred Stock are as stated in the Restated Certificate and as provided by the Delaware General Corporation Law.

(b) The Company has reserved 733,424 shares of Class A Voting Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2016 Stock Incentive Plan, as amended, duly adopted by the Board of Directors and approved by the Company stockholders (the “Stock Plan”). Of such reserved shares of Class A Voting Common Stock, 315,000 shares have been issued pursuant to restricted stock purchase or option exercise agreements, options to purchase 418,424 shares have been granted and are currently outstanding, and no shares of Class A Voting Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan. The Company has furnished to the Purchasers complete and accurate copies of the Stock Plan and forms of agreements used thereunder.

(c) Section 2.02(c) of the Disclosure Schedule sets forth the capitalization of the Company immediately following the Closing including the number of shares of the following: (i) issued and outstanding Class A Voting Common Stock and Class B Non-Voting Common Stock; (ii) granted stock options; (iii) shares of Class A Voting Common Stock reserved for future award grants under the Stock Plan; (iv) the Preferred Stock; and (v) warrants or stock purchase rights. Except for (A) the rights provided in the Investors’ Rights Agreement, and (B) the securities and rights described in Section 2.02(a)(ii) of this Agreement and Section 2.02(b) of this Agreement, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Company any shares of Class A Voting Common Stock, Class B Non-Voting Common Stock, Series A Preferred Stock or Senior Preferred Stock, or any securities convertible into or exchangeable for shares of Class A Voting Common Stock, Class B Non-Voting Common Stock or Series A Preferred Stock. All outstanding shares of the Company’s Class A Voting Common Stock and Class B Non-Voting Common Stock and all shares of the Company’s Class A Voting Common Stock underlying outstanding options are subject to a right of first refusal in favor of the Company upon any proposed transfer (other than transfers for estate planning purposes).

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(d) Except as may be set forth in the Company’s only existing stock option agreement and as referenced in the Stock Plan, none of the Company’s stock subscription, stock purchase agreements or stock option documents contains a provision for acceleration of vesting or other changes in the vesting provisions or other terms of such agreement or understanding upon the occurrence of any event or combination of events, including without limitation in the case where the Company’s Stock Plan is not assumed in an acquisition. Except for Section 2.02(d) of the Disclosure Schedule, the Company has never adjusted or amended the exercise price of any stock options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. Except as set forth in the Restated Certificate, the Company has no obligation (contingent or otherwise) to purchase or redeem any of its capital stock.

(e) Any “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Internal Revenue Code of 1986 (the “Code”) and the guidance thereunder) under which the Company makes, is obligated to make or promises to make, payments (each, a “409A Plan”) complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the guidance thereunder. To the knowledge of the Company, no payment to be made under any 409A Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code.

(f) The Company has obtained valid waivers of any rights by other parties to purchase any of the Purchased Shares covered by this Agreement.

Section 2.03 Subsidiaries. Except as set forth in Section 2.03 of the Disclosure Schedule, the Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. Except as set forth in Section 2.03 of the Disclosure Schedule, the Company is not a participant in any joint venture, partnership or similar arrangement. Except as set forth Section 2.03 of the Disclosure Schedule, the Company has not made any investment or holds any interest in or has any outstanding loan or advance to any person. Each Subsidiary listed in Section 2.03 of the Disclosure Schedule is wholly-owned, directly or indirectly, by the Company and there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, agreements, arrangements or commitments of any kind relating to the issuance or sale of, or outstanding securities convertible into or exercisable or exchangeable for, any shares of capital stock of any class or other equity interests of any such Subsidiary. Each Subsidiary listed in Section 2.03 of the Disclosure Schedule is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, with full power and authority to conduct its business as is now being conducted and to own or use the properties and assets that it purports to own or use. Each Subsidiary listed in Section 2.03 of the Disclosure Schedule is duly qualified to do business as a foreign corporation, limited liability company or other legally recognized entity and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, except where the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Subsidiary is, nor at the Closing will be, in violation of any provision of its organizational documents.

Section 2.04 Authority. All corporate action required to be taken by the Company’s Board of Directors and stockholders in order to authorize the Company to enter into the Transaction Documents, and to issue the Senior Preferred Stock at the Closing, has been taken or will be taken prior to the Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Documents, the performance of all obligations of the Company under the Transaction Documents to be performed as of the Closing, and the issuance and delivery of the Purchased Shares has been taken or will be taken prior to the Closing. The Transaction Documents, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Investors’ Rights Agreement and the Indemnification Agreement may be limited by applicable federal or state securities laws.

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Section 2.05 Valid Issuance of Shares. The Senior Preferred Stock, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws and Liens or encumbrances created by or imposed by the Purchasers. Assuming the accuracy of the representations of the Purchasers in Article III of this Agreement, the Purchased Shares will be issued in compliance with all applicable federal and state securities laws.

Section 2.06 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, the execution and delivery of the other Transaction Documents to which it is a party by the Company will not, and the performance of this Agreement and the other Transaction Documents to which it is a party by the Company (including the Stock Purchase) will not (i) conflict with or violate the Restated Certificate, the Company’s bylaws or any equivalent organizational documents of any of the Subsidiaries of the Company, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 2.06(b) have been obtained and all filings and obligations described in Section 2.06(b) have been made or complied with, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) conflict with, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, require consent, approval or notice under, give to others any right of termination, amendment, acceleration or cancellation of, require any payment under, or result in the creation or imposition of a Lien on any property or asset of the Company or any of its Subsidiaries pursuant to, any Contract to which the Company or any of its Subsidiaries is a party or any of its or any Subsidiary’s assets are bound; except as would not be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the other Transaction Documents to which it is a party (including the Stock Purchase) by the Company will not require any consent, approval, order, permit, or authorization from, or registration, notification or filing with, any domestic or foreign governmental, regulatory or administrative authority, agency or commission, any court, tribunal or arbitral body, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental authority (a “Governmental Entity”), except the filing of any Form D, any reports required under Regulation A+, and blue sky filings required by applicable federal and state securities Laws, or, except as would not be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries taken as a whole, any other third party.

Section 2.07 Litigation. Other than as set forth in Section 2.07 of the Disclosure Schedule, since December 31, 2019, there has not been any litigation, suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or affecting the properties or assets of the Company or any of its Subsidiaries, or, as to matters related to the Company or any of its Subsidiaries, against any officer, director, manager, stockholder, member or key employee of the Company or any of its Subsidiaries in their respective capacities in such positions. Section 2.07 of the Disclosure Schedule includes a description of all litigation, claims, proceedings or, to the Company’s knowledge, investigations involving the Company or any of its Subsidiaries or any their respective officers, managers, members or key employees in connection with the Business, arising or existing since December 31, 2018.

Section 2.08 Securities and Exchange Commission (“SEC”) Filings.

(a) As of the date hereof, the Company has made available complete and correct copies of (i) the Company’s annual report on Form 1-K for its fiscal year ended December 31, 2023, (ii) its proxy or information statements relating to meetings of the stockholders of the Company since December 2, 2020 and (iii) all of its other reports, schedules, forms, statements or other documents (including exhibits) filed with, or submitted to, the SEC and publicly available on or after December 2, 2020 and prior to the date of this Agreement (collectively, the “Company SEC Documents”).

(b) Except as set forth in Section 2.08(b) of the Disclosure Schedule, since December 2, 2020 through the date hereof, to the Company’s knowledge, the Company has timely filed with the SEC each report (including each report on Forms 1-U, 1-SA, 1-K), statement (including proxy statement), schedule, exhibit, form or other document or filing required by Applicable Law to be filed by the Company at or prior to the time so required. The Company is not required to be registered under the Exchange Act. No Subsidiary of the Company is required to file or furnish any report, statement, schedule, exhibit, form, certificate or other document with the SEC.

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(c) To the Company’s knowledge, as of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), including without limitation Regulation A promulgated under the Securities Act (“Regulation A”) and all other applicable Law.

(d) To the Company’s knowledge, as of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), no Company SEC Document filed pursuant to Regulation A contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. To the Company’s knowledge, no Company SEC Document that is an offering statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act or Regulation A, as of the date such offering statement or amendment was qualified, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company has made available to the Purchasers correct and complete copies of all comment letters received by the Company from the SEC relating to the Company SEC Documents since January 1, 2023, together with all written responses of the Company thereto. Since the date of the Company’s annual report on Form 1-A for its fiscal year ended December 31, 2023 and as of the date hereof, (i) there are no outstanding or unresolved comments received by the Company from the SEC that would be required to be disclosed under Regulation A, and (ii) to the knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing investigation by the SEC.

(f) The Company (i) conducted its offer of Class B Non-Voting Common Stock in accordance with Regulation A, which offering was terminated on or about February 15, 2018 and (ii) has made all required filings under applicable “blue sky” laws.

(g) The Company engaged a transfer agent to serve as its transfer agent on or about March 31, 2018 and Computershare Limited (“Computershare”) is the current transfer agent for the Company.

Section 2.09 Financial Statements.(a) The Company has made available to each Purchaser its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of January 31, 2025 (the “Balance Sheet Date”) for the two-month period then ended. To the Company’s knowledge, the unaudited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of unaudited financial statements, for the absence of footnotes, none of which, if presented, would materially differ from those in the audited financial statements and product return accruals are performed once per fiscal year), and (iii) fairly presented (except as may be indicated in the notes thereto) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods presented therein (subject to normal recurring year-end adjustments in the case of any unaudited interim financial statements that would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole).

(b) To the Company’s knowledge, neither the Company nor any of its Subsidiaries is a party to, is subject to, or has any commitment to become a party to or subject to, any off balance sheet partnership or any similar Contract, including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Documents or in the Company’s or such Subsidiary’s published financial statements.

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Section 2.10 Changes. Since the Balance Sheet Date, the Company and its Subsidiaries have conducted their respective business only in the ordinary course of business and, except as set forth in Section 2.10 of the Disclosure Schedule, there has not been:

(a) any change in the assets, liabilities, condition (financial or other), properties, business or operations of the Company or any of its Subsidiaries, which change by itself or in conjunction with all other such changes, whether or not arising in the ordinary course of business, has had or would be reasonably likely to have a Material Adverse Effect;

(b) any Lien placed on any of the properties of the Company or any of its Subsidiaries, other than purchase money liens and liens for taxes not yet due and payable;

(c) other than the sale of inventory in the ordinary course of business, any purchase, sale or other disposition, or any agreement or other arrangement for the purchase, sale or other disposition, or exclusive license of any material properties or assets by the Company or any of its Subsidiaries, including any of their Intellectual Property;

(d) any damage, destruction or loss, whether or not covered by insurance, that has had or could be reasonably likely to have a Material Adverse Effect;

(e) any labor dispute or claim of unfair labor practices involving the Company or any of its Subsidiaries, any change in the compensation payable or to become payable by the Company or any of its Subsidiaries to any of its officers or employees other than normal increases to employees made in the ordinary course of business, or any bonus or severance payment or arrangement made to or with any of such officers or employees or any establishment or creation of any employment, deferred compensation or severance arrangement or employee benefit plan with respect to such persons or the amendment of any of the foregoing;

(f) any resignation, termination or removal of any officer of the Company or any of its Subsidiaries or loss of key personnel of the Company or any of its Subsidiaries or change in the terms and conditions of the employment or engagement of the Company’s or any Subsidiary’s officers, directors or key personnel;

(g) any payment or discharge of a Lien or Liability of the Company or any of its Subsidiaries which was not shown on the Company’s most recent publicly filed balance sheet or incurred in the ordinary course of business thereafter;

(h) (i) any contingent Liability incurred by the Company or any of its Subsidiaries, including as guarantor or otherwise with respect to the obligations of others or any cancellation of any debt owed to the Company or (ii) any claim owing to, or waiver of any right of, the Company or any of its Subsidiaries, including any write-off or compromise of any accounts receivable other than in the ordinary course of business;

(i) any Liability incurred by the Company or any of its Subsidiaries to any of their respective officers, managers, stockholders, members or employees, or any loans or advances made by the Company or any of its Subsidiaries to any of their respective officers, managers, members or employees, except normal compensation and expense allowances payable to officers or employees in the ordinary course of business;

(j) any material change in accounting methods or practices, collection policies, pricing policies or payment policies of the Company or any of its Subsidiaries;

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(k) any material loss, or any known development that would reasonably be expected to result in a material loss, of any significant supplier, licensor, licensee, customer, distributor or account of the Company or any of its Subsidiaries;

(l) except as provided in this Agreement, any amendment or termination of any Material Contract to which the Company or any of its Subsidiaries is a party or by which it is bound;

(m) any arrangements relating to any royalty or similar payment based on the revenues, profits or sales volume of the Company or any of its Subsidiaries, whether as part of the terms of the Company’s or any of its Subsidiaries equity interests or by any separate agreement;

(n) any material change by the Company or any of its Subsidiaries in methods of accounting for Tax purposes, any Tax election or any revocation thereof, or any settlement of any Tax audit, litigation or other proceeding;

(o) any other material transaction entered into by the Company or any of its Subsidiaries other than transactions in the ordinary course of business; or

(p) any agreement or understanding whether in writing or otherwise, for the Company or any of its Subsidiaries to take any of the actions specified in paragraphs (a) through (o) above.

Section 2.11 Tax Returns and Payments. Except as set forth in Section 2.11 of the Disclosure Schedule, (a) there are no material federal, state, county, local or foreign taxes due and payable by the Company or any of its Subsidiaries which have not been timely paid; (b) there are no material accrued and unpaid federal, state, country, local or foreign taxes of the Company or any of its Subsidiaries which are due, whether or not assessed or disputed; (c) there have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency; and (d) the Company and all of its Subsidiaries has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

Section 2.12 Permits; Compliance. The Company and its Subsidiaries have (and after the Contribution, the Company and its Subsidiaries will have), in their possession, all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary to own, lease and otherwise hold and operate its properties and other assets and to carry on its business as it is now being conducted (the “Company Permits”) in all material respects. All Company Permits are in full force and effect and, to the Company’s knowledge, will remain so after the Closing and no actual or possible suspension, cancellation, revocation, withdrawal, termination or modification of any Company Permit is pending or, to the knowledge of the Company, threatened. To the knowledge of the Company, it has not violated or failed to comply with any term or requirement of any Company Permit. The Company and its Subsidiaries are, and have been, and their respective operations are being and have heretofore been conducted, in compliance with all applicable Laws in all material respects.

Section 2.13 Corporate Records. The Restated Certificate and bylaws of the Company are in the form provided to the Purchasers. The Company has provided to the Purchasers minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since January 1, 2021 and accurately reflects in all material respects all actions by the directors (and any committee of directors) and stockholders with respect to all material transactions referred to in such minutes. Each of the provisions set forth in the Restated Certificate and bylaws from and after the Closing will be, in full force and effect. The Company is not in violation of any provision of its governing documents and, at the Closing, will not be in violation of any provision of the Restated Certificate. The copies of such records, as made available to the Purchasers, are true and complete copies of the originals of such documents.

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Section 2.14 Disclosure. The Company has made available to the Purchasers all the information that the Purchasers have requested for deciding whether to acquire the Shares, including certain of the Company’s projections describing its proposed business plan (the “Business Plan”). To the Company’s knowledge, no representation or warranty of the Company contained in this Agreement, as qualified by the Disclosure Schedule, and no certificate furnished or to be furnished to Purchasers at the Closing contains any untrue statement of a material fact or, to the Company’s knowledge, omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. The Business Plan was prepared in good faith; however, the Company does not warrant that it will achieve any results projected in the Business Plan. It is understood that this representation is qualified by the fact that the Company has not delivered to the Purchasers, and has not been requested to deliver, a private placement or similar memorandum or any written disclosure of the types of information customarily furnished to purchasers of securities.

Article III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERs

Each Purchaser hereby represents and warrants to the Company that the statements contained in this Article IV are true and correct.

Section 3.01 Investment Status. The Purchaser is acquiring the Purchased Shares for its own account, for investment only and not with a view to, or any present intention of, effecting a distribution of such securities or any part thereof except pursuant to a registration or an available exemption under applicable law. The Purchaser acknowledges that the Purchased Shares have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction and cannot be disposed of unless they are subsequently registered under the Securities Act and any applicable state laws or an exemption from such registration is available.

Section 3.02 Authority and Non-Contravention.

(a) The Purchaser has full right, authority and power under its partnership or operating agreement, as the case may be, to enter into this Agreement and all other Transaction Documents executed by it pursuant hereto and to carry out the transactions contemplated hereby and thereby. This Agreement and all such other Transaction Documents are valid and binding obligations of the Purchaser enforceable in accordance with their respective terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity. The execution, delivery and performance of this Agreement and all agreements, documents and instruments executed by the Purchaser pursuant hereto have been duly authorized by all necessary action on the part of the Purchaser.

(b) The execution, delivery and performance by the Purchaser of this Agreement and all such other Transaction Documents do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any material contract, agreement, obligation, permit, license or authorization to which the Purchaser is a party or by which the Purchaser or its assets is bound, or any provision of each its organizational documents; (ii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law applicable to it; or (iii) require from it any notice to, declaration or filing with, or consent or approval of, any Governmental Entity other third party (that has not already been obtained).

Section 3.03 Accredited Investor. The Purchaser is an “accredited investor” as defined by Rule 501(a) of Regulation D of the Securities Act.

Section 3.04 Investment Banking; Brokerage Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the origination, negotiation or execution of this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser or any of its affiliates (excluding the Company).

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Section 3.05 Access to Information. The Purchaser has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the Purchased Shares with the Company’s management and has had an opportunity to review the Company’s facilities. The foregoing, however, does not limit or modify the representations and warranties of the Company in Article II of this Agreement or the right of the Purchaser to rely thereon. The Purchaser has conducted its own analysis of the legal, accounting, tax and other implications of this Agreement or the transactions contemplated hereby. The Purchaser has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent deemed necessary by the Purchaser. The Purchaser has made its own independent investment decisions to enter into this Agreement and as to whether this Agreement is appropriate or proper based upon its own judgment and upon any advice from its advisors as it has deemed necessary and not upon any view expressed by the Company or any of the Company’s agents or affiliates. The Purchaser is entering into this Agreement with a full understanding of all of the terms, conditions and risks hereof (economic and otherwise), is capable of evaluating and understanding (on its own behalf or through independent professional advice) and of assuming, and understands and accepts, such terms, conditions and risks. As a result, the Purchaser is capable of evaluating (either by its or through its representatives) the merits and risks of the transactions and covenants contemplated by this Agreement. The foregoing, however, does not limit or modify the representations and warranties of the Company in Article II of this Agreement or the right of the Purchaser to rely thereon.

Article IV
CONDITIONS OF OBLIGATIONS AT CLOSING; COVENANTS

Section 4.01 Conditions of the Purchasers’ Obligations at Closing. The obligations of the Purchasers under Section 1.01 and Section 1.02 of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in Article II, shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing Date.

(b) Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by such party on or before the Closing.

(c) Compliance Certificate. The CEO of the Company shall deliver to the Purchasers at the Closing a certificate stating that the conditions specified in Section 4.01(b) and Section 4.01(c) have been fulfilled and stating that there shall have been no material adverse change in the business, affairs, prospects, operations, properties, assets or condition of the Company since the date of incorporation.

(d) Secretary’s Certificates. The Secretary of the Company shall deliver to the Purchasers at the Closing a certificate stating that the copies of the Company’s Restated Certificate and Amended and Restated Bylaws and Board of Director and stockholder resolutions relating to the sale of the Purchased Shares and issuance of the Exchanged Shares attached thereto are true and complete copies of such documents and resolutions.

(e) Qualification. Other than those filings required pursuant to applicable securities laws, all authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Securities pursuant to this Agreement shall be duly obtained and effective as of the Closing.

(f) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the counsel for the Purchasers, and they shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

(g) Board of Directors. The post-Closing directors of the Company shall be Lena Phoenix, Steven Sashen, JoAnne Kruse, Perry Leon and Marc Schneider.

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(h) Voting Agreement. The Company, the Purchasers and each of the Key Holders listed on Schedule B attached thereto shall have entered into the Amended and Restated Voting Agreement in the form attached hereto as Exhibit C (the “Voting Agreement”).

Section 4.02 Conditions of the Company’s Obligations at Closing. The obligations of the Company to the Purchasers under this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions by the Purchasers:

(a) Representations and Warranties. The representations and warranties of the Purchasers contained in Article IV shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing Date.

(b) Payment of Purchase Price. Each Purchaser shall have delivered to the Company such Purchaser’s portion of the Purchase Price specified in Section 1.02(b) and Exhibit A.

(c) Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Securities pursuant to this Agreement shall be duly obtained and effective as of the Closing.

Section 4.03 Lena Phoenix Employment Agreement. The Company and Lena Phoenix shall enter into and deliver to TZP Group LLC, no later than March 28, 2025, an amendment to the employment agreement with Ms. Phoenix, in the form acceptable to TZP Group LLC.

Article V
GENERAL PROVISIONS

Section 5.01 Survival of Warranties. Except with respect to the Fundamental Representations, the representations and warranties of the Company and the Purchasers, contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing for a period of twelve (12) months and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company. The Fundamental Representations shall survive the execution and delivery of this Agreement and the Closing until sixty (60) days after expiration of the applicable statute of limitations for the matters described in such representations and warranties.

Section 5.02 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient upon confirmation of receipt, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5.02):

(a) if to the Purchasers, to the respective parties at their address as set forth on the signature page on Exhibit A, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Agreement.

with a copy (which shall not constitute notice) to:

[omitted]

(b) if to the Company:

[omitted]

with a copy (which shall not constitute notice) to:

[omitted]

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Section 5.03 No Public Announcement. Other than as required by Law or applicable securities laws, neither the Company, on the one hand, or the Purchasers, on the other hand, will issue any press release, announcement or disclosure relating to this Agreement unless required by Law (such determination based upon the advice of external counsel) or with the prior written consent of the other party.

Section 5.04 Certain Definitions. Certain definitions used in this Agreement have been set forth on Schedule A.

Section 5.05 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

Section 5.06 Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of a majority of the then-outstanding Purchased Shares; provided, however, that any provision of this Agreement may be waived by any waiving party on such party’s own behalf, without the consent of any other party .

Section 5.07 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Section 5.08 Incorporation of Exhibits. The Disclosure Schedule and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

Section 5.09 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy at law or in equity.

Section 5.10 Governing Law; Dispute Resolution.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause application of the laws of any jurisdiction other than the State of Delaware.

(b) In the event a dispute arises between the Parties arising out of or in connection with this Agreement (or the Transaction Documents) or the transactions or relationships it contemplates (a “Dispute”), the Parties shall attempt in good faith to negotiate a resolution to any Dispute for a period of at least 30 days after written notice of a Dispute is provided by a Party. The parties will consider in good faith whether to mediate the Dispute. If, after at least 30 days of good faith negotiations and/or mediation, the Parties have been unable to resolve the Dispute, a Party may file a demand for arbitration before the American Arbitration Association (or its successor) pursuant to its Commercial Arbitration Rules, which, except for emergency or interim relief (which may be addressed either through arbitration or in any court of competent jurisdiction), shall be the sole and exclusive forum for the resolution of any Disputes between the Parties. The arbitration will be conducted in Denver, Colorado before a single arbitrator if the amount in controversy is less than $100,000, or before three arbitrators if the amount in controversy exceeds that amount. At least one arbitrator shall have a minimum of 15 years of experience in securities laws and M&A transactions. The parties shall be given reasonable opportunity for discovery relevant to claims and defenses, including a reasonable number of depositions as the Panel may conclude is warranted to permit each Party to have a fair opportunity to address the claims and defenses in the arbitration. The Panel will have the authority to award the costs of arbitration, including reasonable attorneys’ fees, as it deems appropriate. The Panel will endeavor to conduct the hearing in the matter within 180 days of confirmation of the members of the Panel, and shall render an award within 30 days of the conclusion of the hearing. The Federal Arbitration Act will apply to the arbitration and any award, and the parties agree that this agreement to arbitrate, and any arbitral award, may be enforced in the federal or state courts of Delaware, or any other court of competent jurisdiction.

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(c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH PARTY HERETO HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH PARTY HERETO ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES HERETO THAT THIS SECTION CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 5.11 Fees and Expenses. At and contingent upon the Closing, the Company shall reimburse (a) the Purchasers for all of their reasonable fees and expenses (including attorneys’ fees and expenses) in connection with the negotiation and the consummation of the transactions contemplated by this Agreement and (b) each of Lena Phoenix and Steven Sashen for all of their reasonable fees and expenses (including attorneys’ fees and expenses) in connection with the negotiation and the consummation of the transactions contemplated by this Agreement. Lena Phoenix and Steven Sashen are intended third party beneficiaries of the foregoing clause (b) and may seek to enforce such clause by legal remedies. Except as set forth in the preceding sentence, each party shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement.

Section 5.12 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

Section 5.13 Attorneys’ Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party, as determined by the finder of fact, shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

Section 5.14 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 5.15 Entire Agreement. This Agreement (including the Exhibits and the Disclosure Schedule) and the other Transaction Documents constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

[Remainder of page intentionally left blank]

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Schedule A

Definitions

(a) As used in this Agreement, the following terms shall have the following meanings:

(i) “affiliate” or “Affiliate” of a specified person means in the case of an individual, an immediate family member of such specified person or a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified person.

(ii) “Business” means the business of the Company and its Subsidiaries as currently conducted and proposed to be conducted.

(iii) “business day” means any day on which banks are not required or authorized to close in New York, New York.

(iv) “Contract” means any note, bond, mortgage, deed of trust, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation (written or otherwise).

(v) “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

(vi) “Fundamental Representations” means Section 2.01 (Organization and Qualification), Section 2.02 (Capitalization), Section 2.04 (Authority), Section 2.05 (Valid Issuance of Shares), Section 2.11 (Tax), and Section 3.02 (Authority and Non-Contravention).

(vii) “GAAP” means the United States generally accepted accounting principles.

(viii) “knowledge” means, with respect to the Company, the knowledge of Lena Phoenix and Steven Sashen after reasonable inquiry.

(ix) “Law” means any foreign or domestic (Federal, state or local) law, statute, ordinance, franchise, permit, concession, license, writ, rule, regulation, order, injunction, judgment or decree.

(x) “Liability” of “Liabilities” means any liabilities or obligations of any nature, whether accrued, absolute, contingent, asserted, unasserted or otherwise.

(xi) “Lien” means a lien, mortgage, deed of trust, charge, pledge, security interest or other encumbrance.

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(xii) “Material Adverse Effect” means any event, change, violation, inaccuracy, circumstance or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, condition (financial or other), business or results of operations of the Company, as applicable, and their respective Subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been a Material Adverse Effect: (i) the consummation of the transactions contemplated hereby; (ii) any adverse effects attributable to conditions affecting the industries in which the Company participates or the U.S. economy as a whole; (iii) national or international political or social conditions, including earthquakes or other natural disasters, pandemics and any military conflicts or acts of terrorism anywhere in the world; (iv) any adverse change in the financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index); provided further, however, that any event, change, violation, inaccuracy, circumstance or effect referred to in clauses (ii), (iii) and (iv) immediately above shall be taken into account in determining whether there has been a Material Adverse Effect to the extent that such change, event, effect, claim, circumstance or matter has a disproportionate effect on the Company compared to other participants in the industries in which they operate the Business.

(xiii) “person” means an individual, corporation, partnership, limited partnership, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

(xiv) “Representative” means, with respect to a party, such party’s officers, directors, managers, employees, accountants, consultants, legal counsel, advisors, affiliates, partners, members, stockholders, subsidiaries, managers, agents and other representatives.

(xv) “Subsidiary” or “Subsidiaries” of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

(xvi) “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any and all taxes including, any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, value added, net worth, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, escheat, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever in the nature of a tax, regardless of whether imposed on the Company or any of its Subsidiaries directly or as a transferee or successor, by contract, or otherwise, in each case together with any interest or any penalty, or addition to tax imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (a “Tax Authority”).

(xvii) “Tax Return” (and, with correlative meaning, “Tax Returns”) means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(xviii)    “Transaction Documents” means this Agreement, the Restated Charter, the Voting Agreement, the Omnibus Amendment to the Investors’ Rights Agreement and the Right of First Refusal and Co-Sale Agreement, and each other agreement contemplated by this Agreement to be entered into at the Closing in connection with the transactions contemplated by this Agreement.

(b) The following terms shall have the meanings defined for such terms in the Sections of this Agreement set forth:

Term	Section
409A Plan	Section 2.02(e)
Agreement	Preamble
Class A Voting Common Stock	Preamble
Class B Non-Voting Common Stock	Section 2.02(a)
Closing	Section 1.02
Closing Date	Section 1.02

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Code	Section 2.02(e)
Company	Preamble
Company Permits	Section 2.12
Company SEC Documents	Section 2.08
Computershare	Section 2.08(g)
Disclosure Schedule	Article II
Financial Statements	Section 2.09(a)
Governmental Entity	Section 2.06(b)
Purchase Price	Section 1.02(a)
Purchased Shares	Preamble
Purchasers	Preamble
Regulation A	Section 2.08
Securities Act	Section 2.2(c)
Stock Purchase	Recitals

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Exhibit A

Schedule of Purchasers

Purchaser	# of Purchased Shares	Purchase Price
TZP Group Investments, L.P. [omitted]	500,000	$5,000,000
Total:	500,000	$5,000,000

A-1

Exhibit B

Restated Certificate

B-1

Exhibit C

Voting Agreement

C-1